Triple J Bar, LP
(the "Company")
a California Limited Partnership

Financial Statements with Independent Auditor's Report

Inception through December 31, 2025

Table of Contents



RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT AUDITOR'S REPORT

To: Triple J Bar, LP Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheet as from inception through December 31, 2025 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor"s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from

material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital CPAS LLC

Indianapolis, IN
February 4, 2026

TRIPLE J BAR, LP
BALANCE SHEET

AS OF DECEMBER 31,		2025
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	157,491
Accounts receivable - Related Party		2,000
Prepaid expenses		9,780
Total Current Assets		169,271
Non-Current Assets:		
Other assets	$	48,736
Total Non-Current Assets		48,736
TOTAL ASSETS	$	218,007
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	$	45,219
Total Current Liabilities	$	45,219
Non-Current Liabilities:		
Other payables	$	5,955
Total Non-Current Liabilities	$	5,955
TOTAL LIABILITIES		51,174
EQUITY		
Limited Partners' Capital	$	300,000
Accumulated Deficit		(133,167)
TOTAL EQUITY	$	166,833

See Accompanying Notes to these Audited Financial Statements

TRIPLE J BAR, LP
STATEMENT OF OPERATIONS

		Inception through December 31, 2025
Operating Expenses		
General and Administrative Expense	$	133,667
Total Operating Expenses		**133,667**
Total Loss from Operations	$	**(133,667)**
Other Income (Expense)		
Other Income	$	500
Total Other Income (Expense)		**500**
Net Income (Loss)	$	**(133,167)**

See Accompanying Notes to these Audited Financial Statements

TRIPLE J BAR, LP
STATEMENT OF CHANGES IN MEMBER EQUITY

	Members' Capital		Accumulated	Total Members'
	Units	$ Amount	Deficit	Equity
Beginning balance at 4/16/2025	-	-	-	-
Contribution	33	300,000	-	300,000
Net loss	-	-	(133,167)	(133,167)
Ending balance at 12/31/25	33	300,000	(133,167)	166,833

See Accompanying Notes to these Audited Financial Statements

TRIPLE J BAR, LP
STATEMENT OF CASH FLOWS

		Inception through December 31, 2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(133,167)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts receivable		(2,000)
Prepaid expenses		(9,780)
Accounts Payable		45,219
Other assets		(48,736)
Other payables		5,955
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(9,342)
Net Cash used in Operating Activities	$	(142,509)
FINANCING ACTIVITIES		
Limited Partners' Capital		300,000
Net Cash provided by Financing Activities	$	300,000
Cash at the beginning of period		-
Net Cash increase for period	$	157,491
Cash at end of period	$	157,491

_____

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Triple J Bar, LP ("the Company") was formed as a California limited partnership on April 16, 2025. The Company was organized to develop and operate a bar and restaurant concept in Burbank, California, including obtaining a liquor license and completing required build-out and permitting activities. The Company's principal place of business is in Burbank, California. The Company's customers are expected to be located in Burbank, California.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that conditions and events creating substantial doubt include the fact that the Company has not yet commenced principal revenue-generating operations, is in the development stage of building out its bar and restaurant concept and obtaining required licenses and permits, and has incurred recurring net losses and negative operating cash flows since inception. The Company will be dependent on successfully obtaining a liquor license and raising additional capital from investors to fund construction, pre-opening costs, and ongoing operating expenses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

_____

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $157,491 in cash as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

For the year ended December 31, 2025, the Company did not generate any operating revenues, as it was in the development and pre-opening stage of its bar and restaurant operations.

The Company's contracts with customers are primarily for the sale of food and beverages and related services (such as cover charges or event fees, if any) in its bar and restaurant. The Company's primary performance obligation is to provide these goods and services to customers. The transaction price is generally the stated sales price on the menu or in the event agreement, excluding sales taxes collected on behalf of taxing authorities. Payment is typically due and collected at the time the goods and services are provided, either in cash or via credit card. Because performance obligations are satisfied at a point in time, revenue is recognized at the point of sale when the products and services are delivered to the customer.

The Company may, in the future, sell gift cards or issue customer credits. Proceeds from the sale of gift cards and unused customer credits will be recorded as a contract liability (deferred revenue) until the related products or services are provided or the amounts break, at which time revenue will be recognized.

_____

General and Administrative

General and administrative expenses consist of start-up cost, marketing, insurance, professional fees, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During 2025, certain start-up expenditures, including legal and architectural fees, were initially paid by Scum Burbank LLC, an entity owned and controlled by the Company's managing partner, and were subsequently funded to the Company through a combination of cash transfers and advances. These amounts were fully reimbursed during 2025 and, as of December 31, 2025, no amounts are payable to Scum Burbank LLC.

In addition, as of December 31, 2025, the Company has a non-interest-bearing receivable of $2,000 due from Scum Burbank LLC.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

On April 25, 2025, the Company paid a lease deposit of $29,421 in connection with a noncancellable lease for commercial space. The Company obtained access to the space on July 23, 2025, at which time required insurance coverage commenced. Under the lease terms, fixed rental payments begin on September 4, 2026, which is the contractual lease commencement date for purposes of recognizing the related right-of-use asset and lease liability in accordance with U.S. GAAP.

NOTE 5 – LIABILITIES AND DEBT

The Company had no liabilities or debt outstanding as of December 31, 2025.

NOTE 6 – EQUITY

The Company is a California limited partnership authorized to issue 150 limited partner units. During the year ended December 31, 2025, with Scum Burbank LLC serving as managing partner, the Company received limited

_____

partner capital contributions totaling $300,000, representing 33 units. The rights and obligations of the partners are governed by the Company's Limited Partnership Agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 4, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.